B311

BD 3/13

03001961

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Investment Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Spring Valley Rd., 1100 Providence Towers West
(No. and Street)

Dallas, (City) Texas (State) 75244 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Dubois (972)419-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Neal, P.C.
(Name — *if individual, state last, first, middle name*)

1425 W. Pioneer, Suite 112, (Address) Irving, (City) Texas (State) 75061 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. McAuley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Investment Partners, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VALORIE J. HUBLER
MY COMMISSION EXPIRES
January 3, 2005

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- * ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* Exempt, not applicable or none.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER INVESTMENT PARTNERS, INC.
FINANCIAL REPORT
DECEMBER 31, 2002 AND 2001

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

MEMBERSHIPS:
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Miller Investment Partners, Inc.

We have audited the accompanying balance sheets of Miller Investment Partners, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Investment Partners, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal P.C.

Irving, Texas
February 8, 2003

MILLER INVESTMENT PARTNERS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CASH	$ 49,930	$ 19,665
ACCOUNTS RECEIVABLE		
Other	482	1,040
PREPAID EXPENSES	2,161	2,218
TOTAL CURRENT ASSETS	52,573	22,923
DEFERRED TAX BENEFIT	791	2,611
INVESTMENTS	3,300	3,300
TOTAL ASSETS	$ 56,664	$ 28,834
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCOUNTS PAYABLE	$ 4,523	$ -
ACCOUNTS PAYABLE - RELATED PARTY	12,647	-
TOTAL CURRENT LIABILITIES	17,170	-
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000,000 shares authorized, 15,000 shares issued and outstanding	150	150
Additional paid-in capital	43,850	43,850
Accumulated deficit	(4,506)	(15,166)
TOTAL STOCKHOLDERS' EQUITY	39,494	28,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 56,664	$ 28,834

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 460,000	$ -
Other	16,481	-
TOTAL REVENUES	476,481	-
EXPENSES		
Commissions	331,680	-
General and administrative	130,011	2,927
Professional fees	2,310	2,710
TOTAL EXPENSES	464,001	5,637
INCOME (LOSS) BEFORE INCOME TAXES	12,480	(5,637)
FEDERAL INCOME TAX (BENEFIT)	1,820	(845)
NET INCOME (LOSS)	$ 10,660	$ (4,792)

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in Cash	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2000	15,000	$ 150	$ 43,850	$ (10,374)	$ 33,626
Net Income (Loss)	-	-	-	(4,792)	(4,792)
Balance at December 31, 2001	15,000	150	43,850	(15,166)	28,834
Net Income (Loss)	-	-	-	10,660	10,660
Balance at December 31, 2002	15,000	$ 150	$ 43,850	$ (4,506)	$ 39,494

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income	$	10,660	$	(4,792)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Net (increase) decrease in:				
Accounts recievable - other		558		(520)
Deferred tax benefit		1,820		(845)
Prepaid expenses		57		(8)
Net increase (decrease) in:				
Accounts payable		4,523		-
Accounts payable - related party		12,647		-
Net cash provided by (used in) operating activities		30,265		(6,165)
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCIAL ACTIVITIES		-		-
NET INCREASE (DECREASE) IN CASH		30,265		(6,165)
CASH AT BEGINNING OF YEAR		19,665		25,830
CASH AT END OF YEAR	$	49,930	$	19,665
SUPPLEMENTAL CASH FLOW INFORMATION				
Cash paid for federal income tax	$	-	$	-

The accompanying notes are an integral part of the financial statements.

MILLER INVESTMENT PARTNERS, INC.
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

MILLER INVESTMENT PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Miller Investment Partners, Inc. (Company) was incorporated on April 20, 1994, and became registered with the United States Securities and Exchange Commission as a broker-dealer in August 1994. The Company was established to broker certain real estate partnership offerings, primarily located in the southwestern United States, and does not engage in any other real estate activities.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of limited partnership interests in real estate partnerships. Commissions are earned only after the limited partnerships meet minimum funding requirements described in the private offering memorandum.

Management estimates- In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company operated in the states of Texas, Oklahoma and Louisiana in 2002 and 2001. All three states require minimum net capital amounts. The maximum amount among the three states is $10,000. The Company had net capital of $32,760 and $19,665 at December 31, 2001 and 2001, respectively. There was no indebtedness at December 31, 2001. Total indebtedness at December 31, 2002 was $17,170.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with related companies and, as a result, certain overhead expenses are borne by the related companies. The Company was allocated $125,784 in 2002 for overhead which is included in general and administrative expense in the accompanying statements of income. There was no allocation in 2001.

NOTE 4 – FEDERAL INCOME TAX

Income tax expense was computed as follows.

	2002	2001
Current income tax (benefit)	$ --	$ --
Deferred income tax (benefit)	1,820	(845)
Federal income tax (benefit)	$ 1,820	$ (845)

As of December 31, 2001, the Company had a net operating loss carry forward of $17,756 for tax purposes, which will expire at various times starting 2018, and has recorded a deferred tax asset of $2,611 related to this loss. As of December 31, 2002 the company has a net operating loss carryforward of $5,276, and has recorded a deferred tax asset of $791.

NOTE 5 - INVESTMENTS

Investments consist of 300 warrants. Each warrant will be exerciseable in four annual tranches from June 28, 2002 to June 27, 2006, with one share of common stock available for purchase in each tranche. The exercise price will be as follows:

June 28, 2002 to June 27, 2003	$13.00 per share
June 30, 2003 to June 25, 2004	14.00 per share
June 28, 2004 to June 27, 2005	15.00 per share
June 28, 2005 to June 27, 2006	16.00 per share

The ultimate value of the warrants, if any, will depend on the market value of the stock to be purchased.

SUPPLEMENTARY INFORMATION

MILLER INVESTMENT PARTNERS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 39,494
Less nonallowable assets:		
Accounts receivable-other		482
Prepaid expenses and deposits		2,161
Deferred tax benefit		791
Investments		3,300
		6,734
TOTAL NET CAPITAL		32,760
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Greater of:		
Minimum based of 6 2/3% of aggregate indebtedness	1,144	
Minimum net capital required under Rule 15c3-1	5,000	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED		$ 27,760
AGGREGATE INDEBTEDNESS		$ 17,170
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		52%

MILLER INVESTMENT PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

MILLER INVESTMENT PARTNERS, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 32,760
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 32,760